NOVUME SOLUTIONS, INC.

14420 Albemarle Point Place, Suite 200

Chantilly, VA 20151

917-453-5100

August 2, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Novume Solutions, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed August 2, 2017

File No. 333-216014

Dear Mr. Spirgel:

In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Novume Solutions, Inc. (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 5:00 p.m. Eastern Daylight Time on August 3, 2017, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

NOVUME SOLUTIONS, INC.

By:	/s/ Robert Berman
Robert Berman
Chief Executive Officer

cc:	Morris F. DeFeo